PETROTEQ ANNOUNCES CLOSING OF PRIVATE PLACEMENT OFFERING

Sherman Oaks, California - September 1, 2022 - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC PINK:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil-extraction and remediation technologies, announces that, subsequent to its receipt of the approval of the TSX Venture Exchange (the "Exchange"), it has successfully closed the subscription previously announced on August 26, 2022. Pursuant to the subscription, the Company issued 4,390,243 units (the "Units") to a single arm's length investor at US$0.205 per Unit for aggregate gross proceeds to the Company of US$900,000. Each Unit consists of one common share of the Company (a "Common Share") and one-half of one common share purchase warrant of the Company, with each whole warrant exercisable to acquire one Common Share for a period of 24 months following the closing at an exercise price of US$0.27 per share.

In connection with the subscription, the Company paid a FCA regulated adviser a finder's fee of US$36,000 and issued them 746,341 non-transferable broker warrants with each broker warrant exercisable to acquire one Common Share for a period of 24 months following the closing at an exercise price of US$0.205 per share.

The net proceeds will be used by Petroteq on its extraction technology in Asphalt Ridge, Utah, and for working capital purposes. The securities issuable pursuant to the transaction noted herein will be subject to a Canadian four-month hold period.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation.

For more information, visit www.Petroteq.energy.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company, including: the use of the net proceeds from the Offering; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions. Material factors or assumptions were applied in providing forward-looking information. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation: there is no certainty that it will be commercially viable extract oil from identified reserves; that full scale commercial production may engender public opposition; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; litigation; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses; loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

CONTACT INFORMATION

Petroteq Energy Inc.

Vladimir Podlipskiy

Interim Chief Executive Officer

Tel: (800) 979-1897